SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 13E-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)

FIRST HEALTH GROUP CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

NONE
(Cusip Number of Class of Securities)

SUSAN T. SMITH
VICE PRESIDENT, SECRETARY
AND GENERAL COUNSEL
FIRST HEALTH GROUP CORP.
3200 HIGHLAND AVENUE
DOWNERS GROVE, ILLINOIS 60515
TELEPHONE: (630) 737-7900
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

COPY TO:
MARK D. GERSTEIN, ESQ.
LATHAM & WATKINS LLP
233 SOUTH WACKER DRIVE, SUITE 5800
CHICAGO, ILLINOIS 60606
TELEPHONE: (312) 876-7700

CALCULATION OF FILING FEE

TRANSACTION VALUATION* $43,472,822
AMOUNT OF FILING FEE $5,509

     * Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 10,933,395 options at the purchase price applicable to each option. The

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purchase price for each option is the greater of (a) the amount by which $18.75 exceeds the exercise price of the option, if any, or (b) $1.25. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the transaction valuation.

[X] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: $5,509
Form or Registration No.: Schedule TO-I
Filing Party: First Health Group Corp.
Date Filed: November 15, 2004

[  ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
[x] ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
[  ] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
[  ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

     This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended or supplemented prior to the date hereof, the “Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on November 15, 2004 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, by First Health Group Corp., a Delaware corporation (“First Health”), relating to a tender offer by First Health to purchase for cash, any and all outstanding options, whether vested or not vested and regardless of exercise price, to purchase shares of First Health common stock, par value $.01 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2004 (as amended or supplemented prior to the date hereof, the “Offer to Purchase”), and in the related Election Form (as amended or supplemented prior to the date hereof, the “Election Form”), copies of which are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Extension of the Offer

     On December 17, 2004, First Health issued a press release announcing that it had extended the expiration date of the offer to 10:00 a.m., New York City (Eastern) time, on Friday, January 14, 2005. A copy of the press release is filed as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.

Amendments to Offer to Purchase

     Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows.

(1)	The section of the Offer to Purchase titled “The Merger” is amended by adding the following at the end of the sub-section titled “Conditions to the Completion of the Merger” on page 19 of the Offer to Purchase:

     “Representations and Warranties. Each of First Health, Coventry and Merger Sub made a number of representations and warranties in the merger agreement regarding their authority to enter into the merger agreement and to complete the other transactions contemplated by the merger agreement, and with regard to certain aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger.

     The representations and warranties made by First Health cover the following topics as they relate to First Health and its subsidiaries:

1.	organization, standing, qualification to do business and corporate power;

2.	organizational documents;

3.	capitalization;

4.	corporate power and authority to enter into and perform its obligations under, and the enforceability of, the merger agreement;

5.	conflicts between the merger agreement and First Health’s organizational documents, certain permits, and applicable law;

6.	necessary permits and compliance with law;

7.	filings and reports with the SEC;

8.	information supplied by First Health in the proxy statement/prospectus and the related registration statement of Coventry;

9.	absence of certain changes in First Health’s business since January 1, 2004;

10.	employee benefit plans;

11.	labor and other employment matters;

12.	matters relating to certain contracts;

13.	litigation;

14.	environmental matters;

15.	intellectual property and software;

16.	taxes;

17.	properties and assets;

18.	relationships and transactions with related parties;

19.	opinion of First Health’s financial advisor;

20.	First Health stockholder vote; and

21.	fees and commissions required to be paid to brokers, finders or investment bankers engaged in connection with the merger.

     Certain aspects of the representations and warranties covering the topics set forth in items 1, 5, 6, 7, 9, 12, 13 and 15 above are qualified by the concept of material adverse effect, which is discussed under “—Concept of Material Adverse Effect” below.

     The representations made by Coventry and Merger Sub cover the following topics as they relate to Coventry, Merger Sub and Coventry’s other subsidiaries:

1.	organization, standing, qualification to do business and corporate power;

2.	organizational documents;

3.	capitalization;

4.	corporate power and authority to enter into and perform its obligations under, and the enforceability of, the merger agreement;

5.	conflicts between the merger agreement and Coventry’s and Merger Sub’s organizational documents, certain contracts and permits and applicable law;

6.	necessary permits and compliance with law;

7.	filings and reports with the SEC;

8.	information supplied by Coventry and Merger Sub in the proxy statement/prospectus and the related registration statement of Coventry;

9.	absence of certain changes in Coventry’s business since January 1, 2004;

10.	litigation;

11.	ownership of and no previous business activities involving Merger Sub;

12.	no approval by Coventry stockholders being necessary for the merger;

13.	opinion of Coventry’s financial advisors;

14.	fees and commissions required to be paid to brokers, finders or investment bankers engaged in connection with the merger;

15.	financing;

16.	tax matters; and

17.	no ownership by Coventry or Merger Sub of First Health common stock.

     Certain aspects of the representations and warranties covering the topics set forth in items 1, 5, 6, 7, 9 and 10 above are qualified by the concept of material adverse effect, which is discussed under “—Concept of Material Adverse Effect” below.

     The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read the sections in the merger agreement under the headings “Representations and Warranties of the Company” and “Representations and Warranties of Parent and Merger Sub.”

     Concept of Material Adverse Effect. Many of the representations and warranties contained in the merger agreement are qualified by the concept of “material adverse effect.” This concept also applies to some of the conditions to the completion of the merger described above, as well as to termination of the merger agreement for breaches of representations and warranties as described under “—Termination of the Merger Agreement” below. For purposes of the merger agreement, the concept of material adverse effect means any change, event or effect that is materially adverse to the assets, liabilities, business, financial condition or results of operations of First Health or Coventry, as the case may be, taken as a whole with their respective subsidiaries, other than any change, effect or event relating to:

•	any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to the announcement or pendency of the merger or the transactions contemplated thereby;

•	any adverse change, effect, event, occurrence, state of facts or development after the date of the merger agreement, attributable to conditions affecting the industries in which such party participates (and with respect to First Health, national or state managed care or health benefits services industries including,

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without limitation, the group health, workers’ compensation, federal employee health benefits or state agency markets within such industries), or the U.S. economy or financial markets; provided that such change, effect, event, circumstances or state of facts is not materially more adverse to the applicable party to the agreement than to other companies operating in the relevant industry;

•	any adverse change, effect, event, occurrence, state of facts or development arising from or relating to compliance with the terms of the merger agreement, or action taken, or failure to act, to which the other party has consented;

•	changes in laws after the date of the merger agreement; provided that such change is not materially more adverse to the applicable party to the agreement than to other companies operating in the relevant industry, or

•	changes in GAAP or regulatory accounting principles after the date of the merger agreement.”

Miscellaneous

     Item 11 of the Statement is hereby amended and supplemented by adding the following to the end thereof:

     “On December 9, 2004, First Health and Coventry received notification that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, had been granted relating to the merger.

     Coventry has advised First Health that Coventry received approval of the merger from the Missouri Department of Insurance on December 9, 2004 and the Texas Department of Insurance on December 16, 2004. In addition, Coventry has advised First Health that it has completed all required insurance regulatory filings with the state of California and that no further insurance regulatory action will be required to consummate the merger.”

     Item 12 of the Statement is hereby amended and supplemented by adding the following:

     (a)(5)(D) Press Release issued by First Health, dated December 17, 2004.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

First Health Group Corp.

/s/ Susan T. Smith

Susan T. Smith
Vice President, Secretary and
General Counsel

Date: December 17, 2004

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 15, 2004 (filed with the SEC on November 15, 2004 as Exhibit (a)(1) to Schedule TO-I).
(a)(1)(B)	Election Form (filed with the SEC on November 15, 2004 as Exhibit (a)(2) to Schedule TO-I).
(a)(1)(C)	Letter to Option Holders (filed with the SEC on November 15, 2004 as Exhibit (a)(3) to Schedule TO-I).
(a)(1)(D)	Form of Personnel Option Statement (filed with the SEC on November 15, 2004 as Exhibit (a)(4) to Schedule TO-I).
(a)(1)(E)	Example of Personnel Option Statement (filed with the SEC on November 15, 2004 as Exhibit (a)(5) to Schedule TO-I).
(a)(5)(A)	Text of Electronic Mail and Script for Voice Mail Message to First Health Group Corp. Colleagues.*
(a)(5)(B)	Memorandum from Ed Wristen to All First Health Group Corp. Colleagues, dated November 29, 2004.**
(a)(5)(C)	Press Release issued by First Health, dated December 3, 2004.***
(a)(5)(D)	Press Release issued by First Health, dated December 17, 2004.
(b)(1)	Credit Agreement (filed with the SEC on May 14, 2002 on Form 10-Q for the period ending March 31, 2002, and incorporated herein by reference).
(d)(1)	Preliminary proxy statement/prospectus included as part of a Registration Statement on Form S-4, as the same may be amended and supplemented from time to time (initially filed with the SEC on November 8, 2004 and incorporated herein by reference).
(d)(2)	Form of change in control severance agreement by and between the Company and the following executive officers: Alton L. Dickerson, Patrick Dills, Susan T. Smith and Susan Oberling dated August 16, 2004 (filed on November 5, 2004 with the SEC on Form 10-Q for the period ending September 30, 2004, and incorporated herein by reference).
(d)(3)	Change in control severance agreement by and between Edward Wristen and the Company dated August 17, 2004 (filed on November 5, 2004 with the SEC on Form 10-Q for the period ending September 30, 2004, and incorporated herein by reference).
(d)(4)	Change in control severance agreement by and between Joseph Whitters and the Company dated August 16, 2004 (filed on November 5, 2004 with the SEC on Form 10-Q for the period ending September 30, 2004, and incorporated herein by reference).
(d)(5)	Form of Options Tender Agreement (filed with the SEC on Form 8-K on October 19, 2004 and incorporated herein by reference).
(d)(6)	Agreement and Plan of Merger (filed with the SEC on Form 8-K on October 14, 2004 and incorporated herein by reference).
(d)(7)	Definitive Proxy Statement (filed with the SEC on April 15, 2004 on Schedule 14A and incorporated herein by reference).
(d)(8)	First Amendment to the Employment Agreement dated January 1, 2001 between First Health Group Corp. and Edward L. Wristen (filed with the SEC on March 12, 2004 on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
(d)(9)	First Amendment to the Employment Agreement dated May 1, 1999 between First Health Group Corp. and Joseph E. Whitters (filed with the SEC on March 12, 2004 on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
(d)(10)	Second Amendment to the Employment Agreement dated May 1, 1999 between First Health Group Corp. and Patrick G. Dills (filed with the SEC on March 12, 2004 on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
(d)(11)	Employment Agreement dated January 1, 2002, as amended on September 17, 2002 between First Health Group Corp. and James C. Smith (filed with the SEC on March 26, 2003, on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference).

Exhibit No.	Description
(d)(12)	Option Agreements dated March 20, 2002 between First Health Group Corp. and Edward L. Wristen (filed with the SEC on Registration Statement on Form S-8 on August 15, 2002 and incorporated herein by reference).
(d)(13)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and Ed Wristen (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
(d)(14)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and Susan T. Smith (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
(d)(15)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and A. Lee Dickerson (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
(d)(16)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and Joseph E. Whitters (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
(d)(17)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and Patrick G. Dills (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
(d)(18)	Option Agreement dated May 18, 1999 between First Health Group Corp. and James C. Smith (filed with the SEC on Registration Statement on Form S-8 on March 19, 2001 and incorporated herein by reference).
(d)(19)	Option Agreement dated May 18, 1999 between First Health Group Corp. and James C. Smith (filed with the SEC on Registration Statement on Form S-8 on March 19, 2001 and incorporated herein by reference).
(d)(20)	First Health Group Corp. 1995 Employee Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on September 20, 1995 and incorporated herein by reference).
(d)(21)	First Health Group Corp. 1998 Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on December 15, 1998 and incorporated herein by reference).
(d)(22)	First Health Group Corp. 1998 Directors Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on December 15, 1998 and incorporated herein by reference).
(d)(23)	First Health Group Corp. 2000 Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on March 19, 2001 and incorporated herein by reference).
(d)(24)	First Health Group Corp. 2001 Director’s Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on August 15, 2002 and incorporated herein by reference).
(d)(25)	First Health Group Corp. 2001 Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on August 15, 2002 and incorporated herein by reference).
(d)(26)	First Amended and Restated First Health Group Corp. 2001 Directors’ Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on May 19, 2004 and incorporated herein by reference).

*	Previously filed on Amendment No. 1 to the Statement on November 18, 2004.

**	Previously filed on Amendment No. 2 to the Statement on November 30, 2004.

***	Previously filed on Amendment No. 3 to the Statement on December 3, 2004.